Merus Labs International Inc.

Third Quarter Report 2014

For the Three and Nine Months Ended June 30, 2014 and 2013

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended June 30, 2014 and 2013

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and nine months ended June 30, 2014 compared to the three and nine months ended June 30, 2013. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and nine months ended June 30, 2014 and the related notes thereto.

The date of this MD&A is August 12, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

  the Company’s expectations regarding sales from its existing products, including its sales forecasts;

  the Company’s ability to acquire new products;

  the Company’s expectations regarding it ability to raise capital, including its ability to secure the financing necessary to enable us to acquire new products;

  the Company’s expectations regarding sales from products that we acquire or license;

  the Company’s forecasts regarding its operating expenditures, including general and administrative expenses,

  the Company’s expectations regarding the development of its target markets;

  the Company’s expectations regarding government regulations of its products and any new products that we acquire;

  the Company’s expectations regarding currency exchange rates;

  the Company’s expectations regarding income taxes;

  the Company’s plans, objectives and targets for future revenue growth and operating performance;

  the Company’s plans and objectives regarding new products that it may acquire; and

  the Company’s forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  the Company’s ability to increase sales of its existing products;

  the Company’s ability to complete the Dacha financing acquisition transaction;

  the Company’s ability to acquire new products and, upon acquisition, to successfully market and sell new products that are acquired;

  the Company’s ability to achieve the financing necessary to complete the acquisitions to new products;

  unanticipated cash requirements to support current operations, to expand the Company’s business or for capital expenditures;

  the Company’s ability to successfully challenge the Apotex notice of allegation with respect to the Company’s Enablex product;

  core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the Company's ability to service existing debt;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the inability to make royalty payments as they become due;

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in the Company’s annual report on Form 20-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

BASIS OF PRESENTATION

The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below the critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. A key patent protecting Emselex®/Enablex® expires in August 2016.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product was not being actively marketed, we have entered into promotion and distribution agreements with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

During the transition of operations from Novartis, the Company entered into promotion and/or distribution agreements with selected partners in certain countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows:

  POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland);
  Proximum d.o.o (Croatia);
  SPCare Lda (Portugal);
  NorrizonRx Sales and Marketing Group Inc. (Canada; promotion only)
  Proksimum Pharma d.o.o. (Slovenia);
  Merz Pharma (Schweiz) AG (Switzerland);
  Arriani Pharmaceuticals SA (Greece; distribution only);
  Vivax Pharmaceuticals s.r.o (Slovakia);
  Eurocept B.V (Belgium); and
  Ashfield In2Focus Limited (United Kingdom; promotion only).

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

During fiscal 2013, Merus also entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Product Divestiture - Factive

FACTIVE® (Gemifloxacin Mesylate tablets) is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. The Company had acquired the rights from Cornerstone Therapeutics Inc. (“Cornerstone”) in March 2012.

On August 26, 2013, Merus divested the North American product rights for FACTIVE®, which comprised the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Despite acquiring the product for a relatively low valuation, the inherent challenges and need for additional investment led management to the decision to divest the product.

RECENT DEVELOPMENTS

During the last twelve months ended June 30, 2014 and up to the date of this MD&A, the Company announced the following:

  August 7, 2014 – Merus Signs Product Acquisition Letter of Intent

  July 17, 2014 - Merus Announces Conversion of $10 Million Convertible Debentures

  July 11, 2014 - Merus Announces Closing of $10 Million Preferred Share Financing

  July 4, 2014 - Merus Signs Definitive Acquisition Agreement with Dacha Strategic Metals

  June 19, 2014 - Merus Announces Closing of $31.3 Million Bought Deal Financing, Including Exercise of Over-Allotment Option

  June 12, 2014 - Merus Announces Increase to Previously Announced Financing

  June 11, 2014 - Merus Announces $22.1 Million Bought Deal Financing

  June 10, 2014 - Merus Announces Aggregate $21 Million Financing Transactions

  June 3, 2014 - Merus Notified of a Canadian ANDS Filing

  May 27, 2014 - Merus Announces Board Appointment

  April 23, 2014 - Merus Names Barry Fishman as Senior Advisor

  March 31, 2014 - Merus Announces Closing of Full Over-Allotment Option

  March 25, 2014 - Merus Completes $20 Million Bought Deal Financing

  March 13, 2014 - Merus Announces $20 Million Bought Deal Financing

  October 1, 2013 - Merus Regains Compliance With NASDAQ

  September 24, 2013 - Merus Announces Completion of Debt Refinancing

  August 26, 3013 - Merus Announces Factive Product Divestiture

  August 20, 2013 - Merus Announces Promotion & Distribution Agreements for Emselex®/Enablex® in European Countries

  July 9, 2013 – Merus Announces Board Changes

Changes in the Competitive Landscape

Vancocin

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. However, DIFICID®is currently being sold in Canada at a much higher price than that of Oral Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

Enablex

In June 2014, Merus received notification from Apotex Inc. (“Apotex”) that it has filed with Health Canada an Abbreviated New Drug Submission (“ANDS”) seeking market approval for a generic version of Enablex® (darifenacin hydrobromide tablets) for the Canadian marketplace. In connection with this filing, we received Notices of Allegation (“NOAs”) from Apotex against our Enablex® patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations (the “Regulations”). Enablex® is currently protected in Canada by three issued patents listed on the Canadian patent register. Merus intends to vigorously defend the Enablex® intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. Under the Regulations, Merus is entitled to apply to Federal Court for an order preventing Health Canada from granting market authorization to Apotex in respect of the ANDS until after the expiration of the applicable patents. If the Federal Court were to decide in favour of Merus in such an action, Health Canada would be prohibited from granting market authorization to Apotex until Merus’ patents listed on the patent register expire. If Apotex is successful in obtaining a Notice of Compliance from Health Canada prior to the anticipated expiry of our patents, then we may experience generic competition for our Enablex® product earlier than originally anticipated with the result that our revenues from our Enablex® product may be less than anticipated due to a combination of (i) decreased pricing, and (ii) reduced market share resulting from generic competition.

During the current period, the Company was informed by the German Federal Joint Committee, responsible for directives on drug reimbursement policy, that in Germany there is a plan to introduce a single reimbursement class for all muscarinic antagonist overactive bladder products. This new classification would effectively set a maximum reimbursable price for public payors. The Committee has invited Merus to provide a rationale for Enablex (Darifenacin) being excluded from the class. The process of assessing arguments for exclusion from the class, the determination of a reimbursement price for the class, and that price becoming effective could take up to a year or more. If Darifenacin is not excluded from the class and is subject to a maximum reimbursement price, there may be a material adverse effect on sales.

Corporate Development

Product Acquisition

On August 7, 2014, Merus announced that one of its wholly owned subsidiaries has signed a letter of intent to acquire the rights to manufacture, market, and sell a branded prescription medicine product in certain European countries. The product is being divested by a large multinational pharmaceutical company.

The letter of intent is non-binding except that, in conjunction with its execution the Company has paid US$2 million as an exclusivity payment for the period up to September 30, 2014 and has the right to extend the exclusivity for another 30 days by making an additional payment of US$1 million. Subject to negotiation of definitive agreements and the necessary corporate approvals of both companies, the transaction is expected to close on or before September 30, 2014. The completion of the acquisition will be subject to the completion by the Company of additional debt financing required in order to enable the Company to fund the full amount of the purchase price for the acquisition. There is no assurance that the debt financing or the acquisition will be successfully completed.

Financing Acquisition Transaction

On July 4, 2014, the Company announced that it has entered into a definitive acquisition agreement with Dacha Strategic Metals Inc. ("Dacha") (TSXV:DSM) pursuant to which Dacha will complete the balance of a previously announced aggregate investment (inclusive of Dacha’s initial investment of $5 million during the quarter) of at least $11 million in Merus. As contemplated by the letter agreement between Dacha and Merus which was announced on June 10, 2014, the acquisition agreement provides that Merus will acquire from Dacha, in exchange for common shares of Merus ("Merus Shares"), a new subsidiary to be incorporated by Dacha ("Newco") and to which Dacha will contribute a minimum of $6 million cash by way of equity subscriptions. The number of Merus Shares that Dacha will receive in exchange for Newco will equal Newco's cash on hand at closing divided by $1.70. Upon closing of the transaction, Merus will pay to Dacha a transaction fee, payable in the common shares of Merus based on a price of $1.70 per share, equal to 3.5% of the aggregate value of the Merus Shares exchanged for Newco.

Dacha purchased $5 million of Merus Shares at a price of $1.70 per share as part of the Merus bought deal financing completed on June 19, 2014. Therefore, upon completion of the transactions contemplated by the acquisition agreement, it is expected that Dacha will have acquired a total of at least $11 million of Merus Shares at a price of $1.70 per share.

Completion of the transaction is conditional upon the conditions to closing set forth in the acquisition agreement, which include receipt of all necessary stock exchange approvals, receipt of Dacha shareholder approval and no material adverse change with respect to Merus or Dacha. If the transaction has not been completed by August 31, 2014, either party may terminate the acquisition agreement.

Dacha obtained shareholder approval for the sale of Newco to Merus at Dacha's annual and special meeting of shareholders on August 11, 2014.

Preferred Shares

On July 11, 2014, the Company completed the private placement issuance of $10 million of Series A convertible preferred shares (“Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total gross proceeds of $10 million. The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company's common shares at a conversion price of $2.20 per share, provided that accrued but unpaid dividends may be paid at cash or by the issuance of additional shares at the option of the holder. Any additional shares issued on account of accrued but unpaid dividends will be issued at a conversion price that is equal to the greater of (i) $2.20 per share, and (ii) the market value of the Company’s common shares at the time of the conversion. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares are only redeemable by the holder if the Company does not complete a product acquisition transaction by December 31, 2014.

Conversion of Convertible Debentures

On July 17, 2014, the Company exercised its right to convert the $10 million unsecured convertible debentures issued to a large Canadian institutional investor in September 2013 into common shares of the Company. The Company exercised its right based on the closing price of the Company’s common shares having equaled or exceeded $2.30 per share for the 20 consecutive trading days ended July 14, 2014. The principal value of the debentures were convertible at a fixed price of $1.50 per share, with accrued interest convertible at the weighted average price for the 5 days prior to conversion. In aggregate, the Company issued 6,677,918 common shares to convert the outstanding $10 million principal amount plus accrued but unpaid interest.

Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive® product to the Company. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive®. The Company denies any liability to the original owner.

OVERALL PERFORMANCE

For the three months ended June 30, 2014, the Company incurred a net loss of $171,666 compared to a net loss of $1,047,816 for the three months ended June 30, 2013. For the three months ended June 30, 2014, EBITDA1 was $3,511,000, compared to $5,159,635 for the comparative three month period. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $3,857,672, compared to $5,418,406 for the prior year comparative period. As at June 30, 2014, the Company had an accumulated deficit of $56,484,649.

Net cash provided by operating activities of the Company was $3,172,267 for the three months ended June 30, 2014, compared to cash provided by operating activities of $3,097,743, for the three months ended June 30, 2013. Cash used by discontinued operations of the Company for the same periods were nil and $636,854, respectively.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains or losses and unusual items; such as write-downs and gains or losses on intellectual property and investments. Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses, debt service obligations and other non-operating items. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013

Loss from continuing operations	$(171,666)	$(107,447)	$(3,512,612)	$(2,246,293)

Amortization	3,092,753	2,814,561	9,191,164	8,341,326
Depreciation	1,419	864	3,193	1,955
Interest expense	706,922	1,055,462	2,276,636	3,505,036
Income tax expense	134,059	101,179	404,118	333,392
Investment expense	1,495	501,052	7,949	1,251,837
Foreign exchange (gains) losses	(253,982)	793,964	448,953	1,894,470

EBITDA	$3,511,000	$5,159,635	$8,819,401	$13,081,723
plus:
Non-cash share based compensation	346,672	258,771	1,135,012	891,792

Adjusted EBITDA	$3,857,672	$5,418,406	$9,954,413	$13,973,515

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2014 AND 2013

For the three months ended June 30, 2014, the Company incurred a net loss of $171,666 ($0.00 per share), compared to a net loss of $1,047,816 ($0.03 per share) for the prior year period. EBITDA for the three months ended June 30, 2014 was $3,511,000, compared to EBITDA for the prior year period of $5,159,635. Adjusted EBITDA, which adds back non-cash share based compensation and acquisition costs was $3,857,672 for the current quarter compared to $5,418,406 for the same period last year. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $7,184,909 for the three months ended June 30, 2014 compared to revenues of $7,513,247 for the three months ended June 30, 2013. All revenues in the current and comparative quarter were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during the three months ended June 30, 2013 are included in income from discontinued operations. In addition, revenues in the current fiscal period for Enablex are recorded on a gross basis, rather than a net basis, as described below.

Gross margin for the three months ended June 30, 2014 was $5,817,847 (81%) compared to gross margin of $7,065,917 (94%) for the three months ended June 30, 2013. The primary reason for the reduction in gross margin as a percentage of sales is due to the fact that revenues for Enablex in the comparative prior year period were recorded on a net basis, as described below.

Revenues attributable to Enablex for the three months ended June 30, 2014, recorded entirely on a gross basis were $6,431,205. Revenues from Enablex for the three month period ended June 30, 2013, calculated entirely on a net basis, were $5,901,105. Had the Company reported Enablex revenue on a gross basis in the prior year, revenues would have been $6,965,203 ($6,982,060 less $16,857 in partnership accruals) for the quarter ended June 30, 2013. Revenues on a gross basis for Enablex during the three months ended June 30, 2014 were lower than in the comparative year period primarily due to ordering patterns.

Until the beginning of the third quarter of fiscal 2013, the Company recorded Enablex revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and marketing and selling expenses, subject to a transition arrangement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company was considered to be acting as an agent rather than principal and revenues were recorded on a net basis. Since the end of the first quarter of fiscal 2014, as the marketing authorizations were completely transferred, all revenue is recorded on a gross basis.

Had the Company reported all revenues on a gross basis, total revenues for the three months ended June 30, 2013 would have been $8,577,344. On a gross basis, cost of goods sold for the prior year quarter would have been higher by $956,861 and sales and marketing expenses higher by $107,237, such that gross margin would have been $7,173,153 or 83%. The Company has now transferred all marketing authorizations and operations in the territories in which it operates.

Revenues attributable to Vancocin were $753,704 for the three months ended June 30, 2014, compared to $1,612,141 for the three months ended June 30, 2013. Sales for the current three month period are considerably lower than the prior year period due to two factors: the entry of generic competition, as well as a one-time adjustment to the returns provision in the current period. The one-time adjustment to the returns provisions was on account of higher than normal returns related to excess product ordered during an outbreak of C.difficile approximately two years ago and a shift towards prescribing low-dose Vancocin over high-dose Vancocin.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $568,593 for the three months ended June 30, 2014, compared to $436,848 for the three months ended June 30, 2013. The increase in these costs in the current period is due to increased marketing expenses for Enablex, which are now being incurred directly rather than through Novartis and netted against revenue, as described above. Had these marketing expenses not been netted against revenue in the three months ended June 30, 2013, total marketing expenses would have been reported as $544,085, a level similar to the current period.

General and Administrative Expense

General and administrative expenses for the three months ended June 30, 2014 were $1,738,254, compared to $1,469,434 for the three months ended June 30, 2013. Excluding the impact of non-cash share based compensation, operating expenses in the current quarter increased by $180,919 compared to the same quarter last year. The increase is due to higher operational expenses as a result of the marketing authorizations and operations of Enablex being transferred to Merus, as well as the strengthening of the Euro and US dollar against the Canadian dollar.

Amortization of Intangible Assets

The three months ended June 30, 2014 included amortization expense of $3,092,753 related to Vancocin product rights and Enablex product rights and patents. During the three months ended June 30, 2013, amortization was lower at $2,814,561 with foreign currency translation the main reason for the difference.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $706,922 was incurred during the three months ended June 30, 2014, in connection with the senior secured debt facility and convertible debenture. Of this amount, approximately $122,311 is non-cash accretion charges relating to capitalized financing fees and a loan discount recorded at inception. In the three months ended June 30, 2013, interest expense was considerably higher at $1,055,462, as a result of a higher principal balance and a significantly higher interest rate for that period.

Foreign exchange movements in the period resulted in a gain of $253,982 compared to the prior year quarter when losses of $793,964 were experienced. The gains in the current period were primarily a result of the strengthening of the Canadian dollar relative to the Euro and US dollar. The Company had a higher amount of US dollar exposure during the three months ended June 30, 2013 which coincided with the Canadian dollar weakening substantially against the US dollar, resulting in a period loss.

Discontinued Operations

Discontinued operations for the three months ended June 30, 2013 were attributable to operations of Factive. Losses from discontinued operations were nil for the three months ended June 30, 2014 compared to losses of $940,369 for the same period last year.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED JUNE 30, 2014 AND 2013

For the nine months ended June 30, 2014, the Company incurred a net loss of $3,512,612 ($0.08 per share), compared to a net loss of $3,048,973 ($0.10 per share) for the prior year period. EBITDA for the nine months ended June 30, 2014 was $8,819,401, compared to EBITDA for the prior year period of $13,081,723. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $20,132,416 for the nine months ended June 30, 2014 compared to revenues of $19,252,432 for the nine months ended June 30, 2013. As discussed above, revenues for Enablex in the prior year period were recorded on a net basis during the transition of operations from Novartis. Had the Company reported all revenues on a gross basis in both periods, total revenues for the nine months ended June 30, 2014 would have been $20,191,281, compared to $23,387,497 for the same nine month period last year.

Gross margin for the nine months ended June 30, 2014 was $16,570,837 (82%) compared to gross margin of $18,314,374 (95%) for the nine months ended June 30, 2013. The primary reason for the reduction in gross margin as a percentage of sales is due to the fact that revenues for Enablex in the comparative prior year period were recorded on a net basis, as described previously. Had revenues, cost of goods and marketing expenses been recorded on a gross basis in the prior year period, gross margin for the current nine month period would be unchanged, whereas gross margin for the nine month period ended June 30, 2013 would have been $19,093,659 or 82%.

Revenues attributable to Vancocin were $3,561,877 for the nine months ended June 30, 2014, compared to $4,793,514 for the nine months ended June 30, 2013. The decrease in revenue was primarily due to the entry of a generic Vancomycin, which received reimbursement status in several provinces in the first quarter of last fiscal year and began to have an impact during the following periods.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $2,318,642 for the nine months ended June 30, 2014, compared to $598,873 for the nine months ended June 30, 2013. The increase in these costs in the current nine month period is due to increased marketing expenses for Enablex, which are now being incurred directly rather than through Novartis and netted against revenue, as described above. Had these marketing expenses not been netted against revenue in the nine months ended June 30, 2013, total marketing expenses would have been reported as $1,378,158. The primary reason for the increase in sales and marketing expenses in the nine month period ended June 30, 2014 compared to those experienced in the same period last year is the additional investment related to the promotion of Enablex in the United Kingdom and Canada.

General and Administrative Expense

General and administrative expenses for the nine months ended June 30, 2014 were $5,432,794, compared to $4,633,778 for the nine months ended June 30, 2013. Excluding the impact of non-cash share based compensation, operating expenses in the nine month period ending June 30, 2014 were $555,796 higher than those experienced in the same period last year, primarily as a result of assuming full operations related to Enablex, as well as the impact of the higher Euro during the period.

Discontinued Operations

Discontinued operations for the nine months ended June 30, 2013 were attributable to operations of Factive. Income from discontinued operations was nil for the nine months ended June 30, 2014 compared to losses of $802,680 for the same period last year.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

The Company divested of its Factive® product in fiscal 2013 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue.

	Q3 2014	Q2 2014	Q1 2014	Q4 2013

Revenues	$7.18 million	$6.69 million	$6.26 million	$9.13 million
Gross margin	$5.82 million	$5.48 million	$5.27 million	$7.62 million

Net earnings (loss):
From continuing operations	($0.17) million	($1.45) million	($1.89) million	$0.51 million
Including discontinued operations	($0.17) million	($1.45) million	($1.89) million	($0.05) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.00)	($0.04)	($0.05)	$0.02
Diluted	($0.00)	($0.04)	($0.05)	$0.02
Including discontinued operations:
Basic	($0.00)	($0.04)	($0.05)	($0.00)
Diluted	($0.00)	($0.04)	($0.05)	($0.00)

EBITDA[1]	$3.51 million	$2.60 million	$2.70 million	$5.29 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

	Q3 2013	Q2 2013	Q1 2013	Q4 2012

Revenues	$7.51 million	$5.46 million	$6.28 million	$4.40 million
Gross margin	$7.07 million	$5.20 million	$6.05 million	$4.16 million

Net earnings (loss):
From continuing operations	($0.11) million	($2.26) million	$0.13 million	($20.91) million
Including discontinued Operations	($1.05) million	($2.30) million	$0.30 million	($20.77) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.00)	($0.07)	$0.00	($0.69)
Diluted	($0.00)	($0.07)	$0.00	($0.69)
Including discontinued operations:
Basic	($0.03)	($0.07)	$0.01	($0.68)
Diluted	($0.03)	($0.07)	$0.01	($0.68)

EBITDA[1]	$5.16 million	$3.48 million	$4.44 million	$2.63 million

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at June 30, 2014, excluding provisions and obligations related to long term debt the Company had working capital of $63,895,632 compared to $11,928,225 at September 30, 2013. The significant increase in working capital is due primarily to proceeds received from the Company's recent prospectus offerings.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. A significant restructuring of debt was undertaken in September 2013 with the Company refinancing its obligations through a combination of a senior secured facility with Canadian chartered banks as well as a convertible debenture. The refinancing allowed the Company to significantly reduce its cost of capital and provided flexibility going forward. The Company recently completed two bought deal offerings totalling $54.3 million and may raise additional debt and/or equity financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by continuing operations of the Company were $3,172,267 and $9,288,864 for the three and nine months ended June 30, 2014, respectively, compared to $3,097,743 and $8,344,235, respectively, for the three and nine months ended June 30, 2013. The increase in cash from operations in the current nine month period is a result of lower interest expense, along with more efficient collection of receivables compared to the same period last year.

Cash provided by financing activities for the three months ended June 30, 2014 were $27,162,691, compared to cash used by financing activities of $3,280,391 for the same period last year. The Company received approximately $29.3 million in net proceeds from its prospectus offering, offset by $2.1 million in scheduled repayments on long-term debt.

Cash provided by investing activities was $33,071 for the three months ended June 30, 2014 compared to $16,647 for the comparative three months. Cash provided during the current period related primarily to proceeds from sales of legacy investments.

On July 11, 2014, the Company announced the private placement issuance of $10 million of Series A convertible preferred shares (“Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total gross proceeds of $10 million. The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. Refer to the Corporate Development section of the MD&A for further details.

In addition, as discussed in the Corporate Development section of the MD&A, the closing of the Dacha financing is expected to increase liquidity by a minimum $6 million in gross proceeds.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

June 30, 2014
Less than 1 year	$134,739
1 to 2 years	105,576
2 to 3 years	105,576
3 to 4 years	52,788
Thereafter	-
Total	$398,679

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

At June 30, 2014	Total	1 year	2 years	3 years	Thereafter
Debt	$33,700,000	$8,400,000	$12,000,000	$3,300,000	$10,000,000
Accounts payable and accrued liabilities	3,037,227	3,037,227	-	-	-
Income taxes payable	1,010,740	1,010,740	-	-	-
Total	$37,747,967	$12,447,967	$12,000,000	$3,300,000	$10,000,000

On July 17, 2014, the Company announced that it had exercised its right to convert the $10 million unsecured convertible debentures issued to a large Canadian institutional investor in September 2013. The Company exercised its right based on the closing price of the Company’s common shares having equaled or exceeded $2.30 per share for the 20 consecutive trading days ended July 14, 2014. The principal value of the debentures were convertible at a fixed price of $1.50 per share, with accrued interest convertible at the weighted average price for the 5 days prior to conversion. In aggregate, the Company issued 6,677,918 common shares to convert the outstanding $10 million principal amount plus accrued but unpaid interest.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At June 30, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013

Salaries	$290,815	$336,983	$877,516	$1,042,579
Share based compensation	346,672	258,771	1,135,012	891,792
	$637,487	$595,754	$2,012,528	$1,934,371

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Company’s significant accounting estimates and judgments include functional currency, allowance for doubtful accounts, allowance for inventory obsolescence, estimate for product returns, allocation of the purchase price and estimates of fair value for acquired assets and liabilities, the estimated useful lives of property and equipment and intangible assets, impairment of assets, valuation of deferred tax assets and liabilities, valuation of warrants and share-based compensation expense, valuation of the equity component of convertible debt and the valuation of non-cash consideration received on the sale of Factive. For a more detailed discussion of the Company’s critical accounting estimates, please refer to the management discussion & analysis included in the Company’s 2013 annual report.

During the nine months ended June 30, 2014, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised), Investments in Associates or Joint Ventures. There was no impact to the interim Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. There was no impact to the interim Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company retrospectively adopted IAS 19 (Revised), Employee Benefits. There was no impact to the interim Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the interim Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the interim Financial Statements as a result of adopting this standard.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal controls over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at August 12, 2014, the Company had 76,999,180 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of August 12, 2014, 10,000 Series A preferred shares were issued and outstanding. The Series A preferred shares have a face value of $1,000 per share, provide for an 8% dividend, payable quarterly and are convertible at the option of the holder into common shares at a conversion price of $2.20 per share.

Stock Options

The Company has 3,490,000 stock options outstanding as at August 12, 2014.

Share Purchase Warrants

The Company has 2,295,950 share purchase warrants outstanding as at August 12, 2014.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

As at:		June 30	September 30
		2014	2013
Assets
Current assets
Cash and cash equivalents		$62,064,007	$8,084,367
Short-term investments	note 2	68,790	104,807
Trade and other receivables	note 5	2,467,290	7,048,104
Inventories		3,069,666	1,168,933
Loans receivable	note 3	67,885	166,909
Prepaid expenses		205,961	127,409
		67,943,599	16,700,529
Non-current assets
Property and equipment		8,272	11,291
Intangible assets	note 4	64,230,187	70,328,140
Total assets		$132,182,058	$87,039,960
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		3,037,227	4,177,960
Income taxes payable		1,010,740	594,344
Provisions	note 6	-	190,701
Long term debt due within one year	note 7	8,177,635	8,116,260
		12,225,602	13,079,265
Non-current liabilities
Provisions	note 6	378,205	92,572
Long term debt	notes 7, 17	23,965,388	29,949,502
Total liabilities		36,569,195	43,121,339

Equity
Share capital	note 8	106,861,211	56,014,232
Equity reserve	note 9	35,016,342	33,881,330
Convertible debt - equity component	notes 7, 17	1,313,550	1,313,550
Accumulated deficit		(56,484,649)	(52,972,037)
Accumulated other comprehensive income		8,906,409	5,681,546
Total equity		95,612,863	43,918,621
Total liabilities and equity		$132,182,058	$87,039,960

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended June 30		Nine months ended June 30
		2014	2013	2014	2013
Revenues		$7,184,909	$7,513,247	$20,132,416	$19,252,432
Cost of goods sold		1,367,062	$447,330	3,561,579	938,058
Gross margin		5,817,847	7,065,917	16,570,837	18,314,374
Operating expenses:
Sales and marketing		568,593	436,848	2,318,642	598,873
General and administrative		1,738,254	1,469,434	5,432,794	4,633,778
Amortization of intangible assets	note 4	3,092,753	2,814,561	9,191,164	8,341,326
Depreciation		1,419	864	3,193	1,955
Foreign exchange (gains) losses		(253,982)	793,964	448,953	1,894,470
		5,147,037	5,515,671	17,394,746	15,470,402

Operating income (loss)		670,810	1,550,246	(823,909)	2,843,972

Interest expense		706,922	1,055,462	2,276,636	3,505,036
Investment (income) expense	note 2	1,495	501,052	7,949	1,251,837

Loss before income taxes		(37,607)	(6,268)	(3,108,494)	(1,912,901)
Income tax expense	note 12	134,059	101,179	404,118	333,392
Loss from continuing operations		(171,666)	(107,447)	(3,512,612)	(2,246,293)

Loss from discontinued operations, net of income taxes	note 13	-	(940,369)	-	(802,680)

Net loss for the period		(171,666)	(1,047,816)	$(3,512,612)	$(3,048,973)

Loss per share
Basic		$-	$(0.03)	$(0.08)	$(0.10)
Diluted		$-	$(0.03)	$(0.08)	$(0.10)
Loss per share - continuing operations
Basic		$-	$-	$(0.08)	$(0.07)
Diluted		$-	$-	$(0.08)	$(0.07)
Loss per share - discontinued operations
Basic		$-	$(0.03)	$-	$(0.03)
Diluted		$-	$(0.03)	$-	$(0.03)

Weighted average number of common shares outstanding - basic		54,027,137	32,738,454	44,018,351	31,385,759
Weighted average number of common shares outstanding - diluted		54,027,137	32,738,454	44,018,351	31,385,759

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
Net loss for the period	$(171,666)	$(1,047,816)	$(3,512,612)	$(3,048,973)
Other comprehensive (loss) income
Items that may be reclassified to income:
Currency translation differences	(2,898,841)	2,316,887	3,224,863	3,679,303
Other comprehensive (loss) income for the period	(2,898,841)	2,316,887	3,224,863	3,679,303
Total comprehensive (loss) income	$(3,070,507)	$1,269,071	$(287,749)	$630,330

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
Operating activities
Net loss for the period	$(171,666)	$(1,047,816)	$(3,512,612)	$(3,048,973)
Add: loss from discontinued operations	-	940,369	-	802,680
Adjustments for the following items:
Amortization of intangible assets	3,092,753	2,814,561	9,191,164	8,341,326
Depreciation	1,419	864	3,193	1,955
Write off of leaseholds	-	-	-	7,290
Interest expense	706,922	1,055,462	2,276,636	3,339,049
Income tax expense	134,059	131,436	404,118	362,247
Unrealized (gains) losses on foreign exchange	(572,257)	912,174	134,999	1,966,933
Share-based compensation	346,672	258,771	1,135,012	891,792
Writedown of investments	-	501,052	-	1,262,000
Change in fair value of derivative liabilities	(453,771)	(107,550)	(27,089)	(227,290)
Interest paid	(584,611)	(1,012,500)	(1,899,374)	(3,372,237)
Net change in non-cash working capital balances:
Provisions	210,473	499,368	94,932	200,581
Trade and other receivables	1,815,346	(5,661,207)	4,607,903	(7,472,460)
Prepaid expenses	(19,258)	(6,938)	(78,552)	357,667
Inventories	(918,219)	(644,259)	(1,900,733)	(425,190)
Accounts payable and accrued liabilities	(415,595)	4,463,956	(1,140,733)	5,356,865
Net cash provided by operating activities	3,172,267	3,097,743	9,288,864	8,344,235
Financing activities
Repayment of long-term debt	(2,100,000)	(7,645,017)	(6,300,000)	(12,666,249)
Private placement proceeds	-	4,364,626	-	4,364,626
Proceeds from prospectus offering	29,262,691	-	50,846,979	-
Proceeds from exercise of stock options	-	-	-	2,800
Net cash provided by (used in) financing activities	27,162,691	(3,280,391)	44,546,979	(8,298,823)
Investing activities:
Short-term investments	33,071	-	36,017	(8,198)
Loan receivable repayments	-	16,647	107,780	16,647
Purchase of property and equipment	-	-	-	(10,000)
Net cash provided by (used in) investing activities	33,071	16,647	143,797	(1,551)
Net change in cash from continuing operations	30,368,029	(166,001)	53,979,640	43,861
Cash flows from discontinued operations
Net cash used in operating activities	-	(655,767)	-	(153,563)
Net cash provided by investing activities	-	18,913	-	248,313
Net change in cash from discontinued operations	-	(636,854)	-	94,750
Net change in cash and cash equivalents	30,368,029	(802,855)	53,979,640	138,611
Cash and cash equivalents, beginning of period	31,695,978	4,404,385	8,084,367	3,462,919

Cash and cash equivalents, end of period	$62,064,007	$3,601,530	$62,064,007	$3,601,530

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

						Accumulated
				Convertible		other
			Warrants	debt - equity	Accumulated	comprehensive
	Share capital	Equity reserve	reserve	component	deficit	income (AOCI)	Total equity
Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$-	$(49,869,908)	$598,603	$35,263,782
Share-based compensation (note 8)	-	891,792	-	-	-	-	891,792
Exercise of stock options (note 8)	10,128	(7,328)	-	-	-	-	2,800
Expiry of warrants (note 9)	-	1,427,175	(1,427,175)	-	-	-	-
Private placement (note 8)	4,364,626	-	-	-	-	-	4,364,626
Net loss for the period	-	-	-	-	(3,048,973)	-	(3,048,973)
Other comprehensive income	-	-	-	-	-	3,679,303	3,679,303
Balance, June 30, 2013	$56,014,232	$33,780,073	$-	$-	$(52,918,881)	$4,277,906	$41,153,330

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621
Share-based compensation (note 8)	-	1,135,012	-	-	-	-	1,135,012
Prospectus offering (note 8)	50,846,979	-	-	-	-	-	50,846,979
Net loss for the period	-	-	-	-	(3,512,612)	-	(3,512,612)
Other comprehensive income	-	-	-	-	-	3,224,863	3,224,863
Balance, June 30, 2014	$106,861,211	$35,016,342	$-	$1,313,550	$(56,484,649)	$8,906,409	$95,612,863

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia) and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

During the nine months ended June 30, 2014, there were no significant changes in accounting policies or their application, except the following:

On October 1, 2013, the Company retrospectively adopted IFRS 10, Consolidated Financial Statements, together with IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (Revised), Separate Financial Statements and IAS 28 (Revised),

Investments in Associates or Joint Ventures. There was no impact to the Financial Statements as a result of adopting these standards.

On October 1, 2013, the Company prospectively adopted IFRS 13, Fair Value Measurement, which establishes a single framework for measuring fair value essentially based on exit price, i.e., the price that would be expected to be received to sell an asset or to be paid to transfer a liability. IFRS 13 also provides guidance on measurement and introduces certain disclosure requirements. The adoption of IFRS 13 did not result in any measurement adjustments and its impact on disclosures was not material.

On October 1, 2013, the Company adopted the amendments to IAS 1 Presentation of Financial Statements which requires separate grouping of items of other comprehensive income into items that may be reclassified to profit and loss in future periods, and items that will not be reclassified to profit and loss in future periods. There was no impact to the interim Financial Statements as a result of adopting this standard.

On October 1, 2013, the Company adopted amendments to IFRS 7 Financial Instruments Disclosures, which set out new disclosure requirements related to the offsetting of financial assets and liabilities. There was no impact to the interim Financial Statements as a result of adopting this standard.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2013. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2013.

These interim financial statements were authorized for issue by the Company’s Board of Directors on August 12, 2014.

2.	Short-term investments

	June 30	September 30
	2014	2013

Total short-term investments	$68,790	$104,807

As at June 30, 2014 the portfolio of short-term investments was invested in marketable securities, including common shares as well as an investment in a private entity. The marketable securities have been classified as held for trading and recorded at fair value through profit or loss (FVTPL). For the nine months ended June 30, 2014, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, incurred losses of $7,949 (2013: income of $10,163), after deducting fees and expenses.

3.	Loans receivable

On March 7, 2012, the Company entered into a sales and promotion agreement for Factive with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company provided Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The original loan was due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. During the second quarter of fiscal 2013, the Company agreed to extend the terms of the remaining US$500,000 balance. The revised terms called for eight monthly payments of US$35,000 from May to December 2013, with a lump sum payment of US$220,000 due December 31, 2013.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

Effective August 26, 2013, in connection with the sale of Factive (note 13), the Company entered into two new loan agreements with Vansen; one representing part of the sale proceeds, the other being a renegotiation of the original loan from March 2012. The first new loan has a principal value of US$800,000, is non-interest bearing and scheduled to be repaid in four installments of US$200,000, due February 28, May 31, August 31 and November 30, 2014. The second new loan has a principal value of US$280,000 and represents the remaining balance of the original loan under similar repayment terms of US$35,000 per month starting September 1, 2013, with a lump sum payment of US$140,000 due December 31, 2013. Both new loans are unsecured, but contain a right of conversion at the holder's option into common shares of Vansen for any overdue installments based on 95% of the 20-day moving average price of the shares. The fair value of the loans were determined to be US$162,000 collectively, as of September 30, 2013 based on Vansen’s financial condition and their dependence on raising additional financing. During the nine months ended June 30, 2014, the Company received US$98,378 against the loan receivable. Management has assessed the fair value of the loans at June 30, 2014 on a discounted basis, based on an ongoing assessment of Vansen's financial condition.

4.	Intangible assets and goodwill

Continuity of intangible assets for the nine months ended June 30, 2014 was as follows:

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2013	$122,020	$69,890,744	$21,600,365	$16,676,097	$108,289,226
Foreign exchange differences	-	2,521,489	1,078,467	-	3,599,956

Cost at June 30, 2014	$122,020	$72,412,233	$22,678,832	$16,676,097	$111,889,182

Accumulated Amortization at September 30, 2013	$122,020	$15,319,674	$5,843,295	$16,676,097	$37,961,086
Amortization charge	-	5,376,464	3,814,700	-	9,191,164
Foreign exchange differences	-	259,808	246,937	-	506,745
Accumulated Amortization at June 30, 2014	$122,020	$20,955,946	$9,904,932	$16,676,097	$47,658,995

Carrying amount at September 30, 2013	$-	$54,571,070	$15,757,070	$-	$70,328,140
Carrying amount at June 30, 2014	$-	$51,456,287	$12,773,900	$-	$64,230,187

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

5.	Derivatives

In connection with its European operations of Enablex, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At June 30, 2014, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $6,544,909 (September 30, 2013: $9,843,967). The fair value of these contracts at June 30, 2014 and September 30, 2013 was $46,200 and $19,111, respectively and was included in trade and other receivables. For the nine months ended June 30, 2014, losses of $343,570 (2013: $326,410) were recognized in foreign exchange losses in the statements of operations in connection with these contracts.

6.	Provisions

	Nine months ended	Twelve months ended
	June 30, 2014	September 30, 2013
Balance at beginning of period	$283,273	$1,084,184
Charges	614,866	2,819,120
Utilization	(519,805)	(2,438,657)
Foreign exchange	(129)	-
Product divestitures	-	(1,181,374)
Balance at end of period	$378,205	$283,273
Less: current portion of provisions	-	190,701
Non-current portion of provisions	$378,205	$92,572

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to product sales in certain jurisdictions. Management estimates product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

7.	Long-term debt

	June 30	September 30
	2014	2013
Current
Senior secured facility, net of unamortized transaction costs of $222,365 (a)	$8,177,635	$8,116,260
Total	$8,177,635	$8,116,260

Non-Current
Senior secured facility, net of unamortized transaction costs of $126,887 (a)	$15,173,113	$21,314,702
Convertible debenture, net of unamortized transaction costs and discount of $1,207,725 (b)	8,792,275	8,634,800
Total	$23,965,388	$29,949,502

(a)	Senior secured facility:

On September 24, 2013, the Company entered into a new senior secured debt facility with a syndicate of Canadian chartered banks. The new facility, in combination with the convertible debenture described below, refinanced the Company's existing debt at a lower rate and extended term. The new facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.5%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at June 30, 2014. Finance costs of $569,038 were capitalized to the loan balance and will be amortized over the term of the loan.

(b)	Convertible debenture:

In connection with the refinancing described above, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. In the event of conversion into common shares, any accrued but unpaid interest is converted at the market price on the date of conversion.

As required by IFRS, management has bifurcated the fair value of the convertible debenture into a liability component and an equity component, based on first determining the fair value of the liability with the remainder being the equity value. Based on these calculations, management has determined the equity component to be $1,313,550, which has been included as part of equity in the financial statements. Finance costs of $51,650 were capitalized to the debentures, allocated between the liability and equity component. Both the equity component and the finance costs have been deducted from the liability on initial recognition and will be accreted over the term of the instrument.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

On July 14, 2014, the Company notified the holder of the debentures that it was exercising its right of conversion of the debt into common shares based on the closing price of the Company’s common shares having equalled or exceeded $2.30 per share for the 20 consecutive trading days (note 17).

8.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Nine months ended		Twelve months ended
		June 30, 2014	September 30, 2013
	Number of		Number of
	shares	Amount	shares	Amount
Balance, beginning of period	38,391,512	$56,014,232	30,708,478	$51,639,478
Common shares issued pursuant to prospectus offerings	31,929,750	50,846,979	-	-
Common shares issued pursuant to private placement	-	-	7,678,034	4,364,626

Common shares issued pursuant to options exercise	-	-	5,000	10,128

Balance, end of period	70,321,262	$106,861,211	38,391,512	$56,014,232

(b)	Prospectus offerings

On June 19, 2014, the Company closed a prospectus offering of 18,400,000 shares, including the underwriter over-allotment option, at a price of $1.70 per share for gross proceeds of $31,280,000. Proceeds are to be used for future acquisitions and general corporate purposes. Costs of the offering were approximately $2,017,000.

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on March 31, 2014, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds are to be used for future acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

(c)	Private placements

On June 7, 2013, the Company completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes. Costs of the offering were approximately $242,000.

(d)	Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The estimated fair value of the shares issued was $1,486,558, of which $191,499 was recognized as stock based compensation during the nine months ended June 30, 2014 (2013: $574,298). The balance of $24,279 relating to these shares will be recognized over the remaining escrow period.

(e)	Stock option plan

The Company has reserved 7,032,126 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

In February 2013, 5,000 options previously granted were exercised by a former director of the Company at $0.56 per share for proceeds of $2,800.

In May 2013, the Company granted 25,000 options to an employee of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $0.51 per share, with one third vesting immediately and one third vesting on each of the next two anniversary dates.

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

In January 2014, the Company granted 75,000 options to an officer of the Company in connection with his employment agreement. The options have a five year term and were granted with an exercise price of $1.49 per share, with options vesting over a three year period based on one-third vesting on each anniversary.

In March 2014, the Company granted a total of 1,025,000 incentive stock options to officers and directors of the Company in connection with their compensation arrangements. The options have a five year term with an exercise price of $1.80 per share and vest on the basis of one-third immediately and one third on each of the first two anniversaries.

In May 2014, the Company granted a 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $1.69 per share. In addition, the Company granted 75,000 options to an advisor to the board of directors. The options are exercisable at $1.70 for a period of five years and vest on April 23, 2015.

Stock based compensation of $943,513 (2013: $317,494) was expensed in the financial statements during the nine months ended June 30, 2014 relating to current and prior period grants, and has been included in equity as equity reserves.

(f)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Nine months ended June 30
	2014	2013
Weighted-average fair value of options	$1.08	$0.63
Risk-free interest rate	2.0%	2.0%
Volatility of the Company's common shares	74%	81%
Weighted average expected life of the options	5 years	5 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

Details of outstanding options are as follows:

	Number of	Weighted average
	options	price per share
Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	225,000	0.93
Options exercised	(5,000)	0.56
Options expired	(25,000)	3.00
Options forfeited	(50,000)	2.00
Options outstanding, September 30, 2013	2,465,000	$1.90

Options granted	1,325,000	1.76
Options expired	(200,000)	2.03
Options forfeited	(100,000)	2.05

Options outstanding, June 30, 2014	3,490,000	$1.84

The range of exercise prices for outstanding and exercisable options at June 30, 2014 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.51	25,000	3.87	16,666
$ 0.91	150,000	4.02	150,000
$ 1.19	50,000	3.52	50,000
$ 1.49	75,000	4.51	-
$ 1.52	100,000	3.20	50,000
$ 1.69	150,000	4.90	150,000
$ 1.70	75,000	4.82	-
$ 1.80	1,025,000	4.68	341,667
$ 2.00	600,000	2.07	600,000
$ 2.02	640,000	0.55	640,000
$ 2.02	200,000	2.56	150,000
$ 2.05	400,000	2.52	300,000
	3,490,000		2,448,333

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

9.	Equity reserves and warrants reserve

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 Units with an exercise price of $2.00 as a finder’s fee.

The following share purchase warrants were outstanding at June 30, 2014:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 2.00	197,700	0.47
$ 3.00	2,098,250	0.47
	2,295,950

10.	Commitments

(a)	Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	June 30	September 30
	2014	2013
Less than 1 year	$134,739	$143,750
1 to 2 years	105,576	128,265
2 to 3 years	105,576	105,576
3 to 4 years	52,788	105,576
4 to 5 years	-	26,394
Thereafter	-	-
Total	$398,679	$509,561

Lease expense recognized during the nine month fiscal period was $194,699 (2013: $136,667), which has been included in general and administrative expenses in the statements of operations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

(b)	Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at June 30, 2014, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

11.	Related party transactions

At June 30, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
Salaries	$290,815	$336,983	$877,516	$1,042,579
Share-based compensation	346,672	258,771	1,135,012	891,792
	$637,487	$595,754	$2,012,528	$1,934,371

All transactions were made on terms equivalent to those that prevail in arms length transactions.

12.	Income taxes

The major components of income tax expense for the three and nine months ended June 30, 2014 and 2013 are:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
Income tax recognized in profit or loss

Current tax	$134,059	$101,179	$404,818	$333,392
Provision for income taxes	$134,059	$101,179	$404,818	$333,392

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

13.	Discontinued operations

On August 26, 2013, the Company divested its North American product rights for Factive (Gemifloxacin Mesylate) tablets to Vansen Pharma. Proceeds from the disposition included US$2,200,000 cash, a note receivable for US$800,000, plus 3 million shares of Vansen. Expenses of US$261,860 were incurred on the sale. The disposition of Factive resulted in a loss on disposal, net of income taxes, of $522,271. The results of Factive were as follows:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013

Revenue	$-	$(195,592)	$-	$893,250
Cost of goods sold	-	384,783	-	567,113
Gross margin	-	(580,375)	-	326,137

Sales and marketing	-	105,222	-	296,172
General and administrative	-	47,535	-	210,933
Amortization of intangibles	-	207,237	-	621,712
Loss from discontinued operations	$-	$(940,369)	$-	$(802,680)

14.	Management of capital

The Company includes the following in its definition of capital:

	June 30	September 30
	2014	2013

Debt comprised of:
Senior secured facility	$23,350,748	$29,430,962
Convertible debenture	8,792,275	8,634,800

Equity comprised of:
Share capital	106,861,211	56,014,232
Equity reserve	35,016,342	33,881,330
Convertible debt – equity component	1,313,550	1,313,550
Deficit and AOCI	(47,578,240)	(47,290,491)
	$127,755,886	$81,984,383

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

15.	Financial instruments and financial risk management

a)	Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		June 30, 2014
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$68,790	$68,790
Loans and receivables
- Cash	62,064,007	62,064,007
- Trade and other receivables	2,467,290	2,467,290
- Loans receivable	67,885	67,885
Other financial liabilities
- Accounts payable and accrued liabilities	3,037,227	3,037,227
- Long term debt	32,143,023	32,533,450
Derivative financial liabilities used for hedging	407,571	407,571

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

	September 30, 2013
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$104,807	$104,807
Loans and receivables
- Cash	8,084,367	8.084,367
- Trade and other receivables	7,048,104	7,048,104
- Loans receivable	166,909	166,909
Other financial liabilities
- Accounts payable and accrued liabilities	4,177,960	4,177,960
- Long term debt	38,065,762	38,679,630

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At June 30, 2014, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	June 30, 2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$68,790	$4,770	$-	$64,020
	$68,790	$4,770	$-	$64,020

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

At September 30, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$104,807	$42,989	$-	$61,818
	$104,807	$42,989	$-	$61,818

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)	Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 5.

The following financial assets and liabilities were denominated in foreign currencies at June 30, 2014 (U.S. dollar 1.0670, Euro 1.4615) and September 30, 2013 (U.S. dollar 1.0303, Euro 1.3920):

	June 30	September 30
	2014	2013
Denominated in U.S. dollars
Cash	3,843,102	5,865,221
Trade and other receivables	45,259	972,313
Loans receivable	67,885	166,909
Accounts payable and accrued liabilities	(507,014)	(80,294)
Net assets denominated in U.S. dollars	3,449,232	6,924,149

Denominated in Euros
Cash	7,321,287	578,484
Trade and other receivables	1,447,136	4,953,268
Accounts payable and accrued liabilities	(2,698,632)	(2,980,091)
Income taxes payable	(1,010,740)	(594,344)
Net assets denominated in Euros	5,059,051	1,957,317

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended June 30, 2014 from a change in foreign currencies with all other variables held constant as at June 30, 2014:

Percentage change in	Change in net after-tax	Change in net after-tax
foreign currencies	loss from % increase in	loss from % decrease in
	foreign currencies	foreign currencies
2%	$40,677	$(40,677)
4%	81,354	(81,354)
6%	122,030	(122,030)
8%	162,707	(162,707)
10%	203,384	(203,384)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.5%. The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. A 0.25% (25 basis points) increase or decrease in interest rates would result in an approximate $60,000 decrease or increase, respectively, in the Company's net income after tax.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

16.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended June 30		Nine months ended June 30
	2014	2013	2014	2013
Canada	$1,721,856	$2,323,731	$6,515,265	$6,755,710
International	5,463,053	5,189,516	13,617,151	12,496,722
	$7,184,909	$7,513,247	$20,132,416	$19,252,432

The only countries, other than Canada, from which the Company derived more than 10% of its revenues was Germany, the Netherlands and the UK in the current fiscal year. Revenues in Germany of $3,921,303 (2013: $3,744,037), the Netherlands of $2,569,561 (2013: $931,038) and the UK of $2,300,909 (2013: $2,088,346) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents, property and equipment, and real estate held for sale, detailed as follows:

	June 30	September 30
	2014	2013
Canada	$8,878,005	$10,242,846
International	55,360,454	60,096,585
	$64,238,459	$70,339,431

17.	Subsequent events

Acquisition Agreement

On July 4, 2014, the Company announced that it has entered into a definitive acquisition agreement with Dacha Strategic Metals Inc. ("Dacha") pursuant to which Dacha will complete the balance of a previously announced aggregate investment (inclusive of Dacha's $5 million investment during the quarter) of at least $11 million in Merus. As contemplated by the letter agreement between Dacha and Merus which was announced on June 10, 2014, the acquisition agreement provides that Merus will acquire from Dacha, in exchange for common shares of Merus ("Merus Shares"), a new subsidiary to be incorporated by Dacha ("Newco") and to which Dacha will contribute a minimum of $6 million cash by way of equity subscriptions. The number of Merus Shares that Dacha will receive in exchange for Newco will equal Newco's cash on hand at closing divided by $1.70. Upon closing of the transaction, Merus will pay to Dacha a transaction fee, payable in the common shares of Merus based on a price of $1.70 per share, equal to 3.5% of the aggregate value of the Merus Shares exchanged for Newco.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

Dacha purchased $5 million of Merus Shares at a price of $1.70 per share as part of the Merus bought deal financing completed on June 19, 2014. Therefore, upon completion of the transactions contemplated by the acquisition agreement, it is expected that Dacha will have acquired a total of at least $11 million of Merus Shares at a price of $1.70 per share.

Completion of the transaction is conditional upon the conditions to closing set forth in the acquisition agreement, which include receipt of all necessary stock exchange approvals, receipt of Dacha shareholder approval and no material adverse change with respect to Merus or Dacha. If the transaction has not been completed by August 31, 2014, either party may terminate the acquisition agreement.

Dacha obtained shareholder approval for the sale of Newco to Merus at Dacha's annual and special meeting of shareholders on August 11, 2014.

Preferred Shares

On July 11, 2014, the Company announced the private placement issuance of $10 million of Series A convertible preferred shares (“Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total gross proceeds of $10,000,000. The $10,000,000 Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company's common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares are only redeemable by the holder if the Company does not complete a product acquisition transaction by December 31, 2014.

Conversion of Convertible Debentures

On July 17, 2014, the Company exercised its right to convert the $10,000,000 unsecured convertible debentures issued to a large Canadian institutional investor in September 2013 into common shares of the Company. The Company exercised its right based on the closing price of the Company’s common shares having equaled or exceeded $2.30 per share for the 20 consecutive trading days ended July 14, 2014. The principal value of the debentures were convertible at a fixed price of $1.50 per share, with accrued interest convertible at the weighted average price for the 5 days prior to conversion. In aggregate, the Company issued 6,677,918 common shares to convert the outstanding $10,000,000 principal amount plus accrued but unpaid interest.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2014 and 2013

Arbitration Proceeding

On August 6, 2014, the Company received notice of a request for arbitration from the original owner of the Company’s former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to the Company. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company denies any liability to the original owner.

Product Acquisition

On August 7, 2014, Merus announced that one of its wholly owned subsidiaries has signed a letter of intent to acquire the rights to manufacture, market, and sell a branded prescription medicine product in certain European countries. The product is being divested by a large multinational pharmaceutical company.

The letter of intent is non-binding except that, in conjunction with its execution the Company has paid US$2,000,000 as an exclusivity payment for the period up to September 30, 2014 and has the right to extend the exclusivity by another 30 days by making an additional payment of US$1,000,000. Subject to negotiation of definitive agreements and the necessary corporate approvals of both companies, the transaction is expected to close on or before September 30, 2014.